FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Completes Unwinding of Positions Related to Loss Arising from Transactions with US Client

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 18, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Completes Unwinding of Positions Related to

Loss Arising from Transactions with US Client

Tokyo, May 18, 2021—Further to its April 27, 2021, announcement1, Nomura Holdings, Inc. today announced that it has completed the unwinding of all its positions related to an event involving a loss arising from transactions with a US client that occurred at its subsidiaries, including Nomura Global Financial Products Inc.

On April 27, 2021, Nomura had announced that it expected to book an estimated loss of approximately $570 million in its consolidated financial results for the fiscal year ending March 2022. Nomura will book a loss of approximately $600 million (approximately 65 billion yen2) in the first quarter of the fiscal year ending March 2022.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Wholesale (Global Markets and Investment Banking), and Investment Management. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com

[1]	See https://www.nomuraholdings.com/news/nr/holdings/20210427/20210427_a.html
[2]

Translated at the estimated rate of 109.09 yen = 1 US dollar, the average conversion rate for April 1, 2021-May 17, 2021. This rate differs from the rate that will be applied in the fiscal year ending March 2022.